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                                    Filed by Belco Oil & Gas Corp. pursuant to
                                    Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                                    Belco Oil & Gas Corp. File No.: 1-14256
                                    Subject Company: Belco Oil & Gas Corp.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY BELCO OIL & GAS CORP. ON JUNE 9, 2001.

FOR IMMEDIATE RELEASE: 9 DAY, JUNE  , 2001

[BELCO LOGO]

CONTACT: GRANT W. HENDERSON - PRESIDENT/COO (214) 265-4751


              BELCO OIL & GAS CORP. ANNOUNCES BUSINESS COMBINATION
                       WITH WESTPORT RESOURCES CORPORATION

             MERGER WILL CREATE NEW "TOP 20" INDEPENDENT E&P COMPANY


New York, New York - Belco Oil & Gas Corp. (NYSE:BOG) today announced that it has entered into a definitive merger agreement with Westport Resources Corporation (NYSE:WRC) in a transaction valued at approximately $922 million, including the assumption of debt, fair market value of hedge portfolio and convertible preferred stock valued in the aggregate at approximately $588 million.

The merger agreement, which has been approved by both companies' Boards of Directors, provides for Belco shareholders to receive .4125 shares of Westport for each share of Belco in a tax-free business combination. Belco's existing 6 1/2% Convertible Preferred Stock will remain outstanding and the existing conversion ratio will be adjusted by a factor of .4125. The merger will be accounted for as a purchase transaction and the surviving corporation will follow the successful efforts method of accounting for its oil and gas activities.

Following the completion of the transaction Robert A. Belfer, Belco's Chairman and CEO, and Laurence D. Belfer, Belco's Vice Chairman, are expected to join Westport's Board of Directors. Donald D. Wolf, Westport's Chairman and CEO, will be Chairman and Chief Exexutive Officer of the combined company. Westport plans to maintain Belco's primary operating office in Dallas, Texas as its principal office for Mid Continent, Permian Basin and onshore Gulf Coast exploration and production activities. Grant W. Henderson, Belco's President and COO, is expected to join Westport's management team and will be responsible for managing the Dallas office along with the assumption of other Westport corporate responsibilities.


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The oil and gas assets and operations of Belco and Westport are an excellent geographic fit with a strong combined presence in the Rocky Mountain region and good strategic overlap in the Mid-Continent, Permian Basin and Gulf Coast regions. In addition, the companies expect to generate significant synergies and economies of scale in this transaction. Based upon reported December 31, 2000 estimates, the combined company will have approximately 1.2 trillion cubic feet equivalent of proved reserves with a gas/oil mix of 52%/48%, respectively. Combined first quarter 2001 production was approximately 346 million cubic feet equivalent per day. Using these parameters the combined company will rank among the 20 largest independent E&P companies in the United States.


Robert A. Belfer commented, "We are excited to be joining forces with a first class company and management team. Belco's shareholders will benefit both short-term and long-term from this merger with Westport. First, the combined company will have a strong balance sheet with the financial flexibility to capitalize on Belco's large inventory of development and exploratory prospects at a more rapid pace. Second, Belco's hedge position will be far less material based upon the aggregate production level of the combined company. Third, the combined company will enjoy a larger float position (approximately twice the float of either company prior to the merger) which should create increased liquidity and investor interest in the new entity. Fourth, Belco shareholders will continue to participate not only in the imbedded upside value in Belco but also in the numerous exciting prospects which Westport has in inventory as well. Finally, we are especially pleased that Westport will have the benefit of Belco's high caliber employee team and believe that the combined management and technical staffs will be unmatched by our industry peers."

The transaction is subject to customary conditions, including approval by holders of at least a majority of the outstanding shares of both companies and receipt of required regulatory clearances. The merger is expected to close sometime during the third quarter of 2001.

Petrie Parkman & Co. acted as financial advisor to Belco in this transaction.

Belco plans to file and mail to its shareholders a proxy statement containing information about the proposed merger and related matters. Shareholders are urged to read the proxy statement carefully when it is available, as it will contain important information that shareholders should understand before making a decision about the merger. When filed, the proxy statement, as well as other filings containing information about Belco can be obtained without charge at the Securities and Exchange Commission's web site (http://www.sec/gov). Copies of the proxy statement, when available, and Belco's SEC filings can also be obtained without charge at the address indicated below.




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Belco is an independent energy company engaged in the exploration, development, acquisition and production of natural gas and oil. Please visit the Belco website for additional information on the Company and its current activities.


This press release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although BOG believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Belco, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Belco's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.